UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2026.

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]   Form 40-F  [   ]

MATERIAL FACT

Enel Chile S.A.

Santiago, October 28, 2026

Gen. Mgmt. No.05/2026

Mrs. Catherine Tornel León

Chair

Financial Market Commission

1449 Libertador Bernardo O’Higgins Ave.

Santiago, Chile

Ref.:       Communicates Material Fact

Dear Madam,

In accordance with the provisions of Articles 9 and 10, second paragraph, of Law No. 18,045 and the provisions of Circular Letter No. 660 of 1986 issued by the Financial Market Commission (“CMF”), duly authorized, I hereby inform you, as a material fact, that in its session held today, the Board of Directors of Enel Chile (the “Company”) agreed to distribute an interim dividend of USD 0.000844773794581 per share, attributable to the 2026 fiscal period, corresponding to 15% of the Net Income as of September 30, 2026. This is established based on the Financial Statements of the Company as of that date.

The aforementioned dividend will be paid on January 22, 2027, in Chilean pesos according to the official United States dollar exchange rate published in the Official Gazette on January 15, 2027.

Likewise, the Board of Directors agreed to authorize the Company’s management to offer shareholders the option of having the aforementioned interim dividend subject to the transitional regime of a single tax that replaces final taxes (known as IUSIF in Spanish acronym) established by Law No. 21,850, subject to compliance with the requirements set forth in the law and the instructions issued by the Servicio de Impuestos Internos (Internal Revenue Service of Chile) on the matter. Detailed information on this regime, along with a form, instructions, and deadlines for the Company’s shareholders to opt into it, will be published and made available starting Monday, November 30, 2026, on the Company’s website.

As set forth by the Financial Market Commission in Circular Letter No. 660 of 1986, I enclose herewith, the Form N°1 related to the abovementioned interim dividend.

Sincerely,

Gianluca Palumbo

Chief Executive Officer

Enel Chile S.A.

c.c.:       Banco Central de Chile (Central Bank of Chile)

Bolsa de Comercio de Santiago (Santiago Stock Exchange)

Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

Banco Santander - Representantes Tenedores de Bonos (Bondholders Representative)

Depósito Central de Valores (Central Securities Depositary)

Comisión Clasificadora de Riesgos (Risk Rating Commission)

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FORM No.1

DIVIDENDS DISTRIBUTION

0.01 Original Information: YES 0.02 Date: 10 / 28 / 2026 (month/day/year)

1. COMPANY IDENTIFICATION

1.01 Tax No.°: 76,536,353-5 1.02 Date : 10 / 28 / 2026 (month/day/year)

1.03 Company: ENEL CHILE S.A.

1.04 Securities Registration Record: 1139 1.05 Affected series: Unique .

1.06 Ticker local exchange: ENELCHILE 1.07 Movement Code: 22

2. AGREEMENT AND AMOUNT OF THE DIVIDEND

2.01 Date of agreement: 10 / 28 / 2026 (month/day/year)

2.02 Agreement Settlement: 3 . (1: Ordinary Shareholders’ Meeting / 2: Extraordinary Shareholders’ Meeting /

3: Board of Directors Meeting)

2.03 Amount of the dividend: $ 58,430,095.-_ 2.04 Type of currency: USD.

3. SHARES AND SHAREHOLDERS WITH RIGHTS

3.01 Number of shares: 69,166,557,219.- 3.02 Closing Date: 01 / 16 / 2027 (month/day/year)

4. DIVIDEND INFORMATION

4.01 Type of dividend: 1_ (1: Interim / 2: Definitive minimum by law / 3 Definitive additional or eventual)

4.02 Year Ended: 09 / 30 / 2026 (month/day/year)

4.03 Type of payment: 1 (1: In cash / 2: Optional in cash or shares of the own issuance / 3: Optional in cash or shares of others companies / 4: Other)

(CONTINUES)

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5. PAYMENT OF THE DIVIDEND IN CASH (In cash or optional in cash or shares)

5.01 Payment in cash: $ 0.00084/share 5.02 Type of currency: USD. 5.03 Payment Date: 01 / 22 / 2027 (month/day/year)

6. DISTRIBUTION OF THE OPTIONAL DIVIDEND IN SHARES

6.01 Starting Date: / / (month/day/year)

6.02 Expiration Option Date: / / (month/day/year)

6.03 Date of the distribution of shares : / / (month/day/year)

6.04 Series to choose: (Only if the option is based on shares of own issuance)

6.05 Shares post movement: (Only if the option is based on shares of own issuance)

6.06 Tax No.° of the Issuer: (Only if the option is based on shares in which the company is holder)

6.07 Ticker local Exchange: .

6.08 Factor of shares: shares to be received by one share with rights

6.09 Share price: / share. 6.10 Type of currency: .

(CONTINUES)

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7. COMMENTS

Tax Effects: The Tax Credit that this dividend could have will be announced to shareholders in a timely manner. Furthermore, the Board of Directors agreed to authorize the Company’s management to offer shareholders the option of subjecting the aforementioned interim dividend to the transitional regime of a single tax that replaces final taxes (known as IUSIF) established by Law No. 21,850, subject to compliance with the requirements set forth in the law and the instructions issued by the Internal Revenue Service of Chile on this matter. Detailed information on this regime, along with a form, instructions, and deadlines for the Company’s shareholders to opt into it, will be published and made available starting Monday, November 30, 2026, on the Company’s website.

Dividend: This dividend will be charged to 2026 net income and corresponds to 15% of the net income as of September 30, 2026.

Hour, Place and Payment procedures: For shareholders who have granted the corresponding authorization, the dividend will be deposited in the checking or savings bank account of the holder of the shares. Shareholders who withdraw their bank demand voucher directly must do so on bank business days starting on January 22, 2027, at any branch of the bank informed by DCV Registros S.A., in its capacity as Manager of the Shareholders’ Registry of Enel Chile S.A. and which will be informed in the notice published on the payment of dividends. This last modality will also be used for all those shareholders who have not expressly requested any payment modality, and for all those whose bank accounts have been objected in a verification process. If the demand voucher is not withdrawn, the withdrawal of a nominative check at the offices of DCV Registros S.A., in its capacity as administrator of the shareholder registry of Enel Chile S.A., is contemplated.

The attention of the shareholders in all those aspects related to the payment of dividends will be carried out exclusively in the offices of DCV Registros S.A., located in Avenida Los Conquistadores 1730, 24th floor, Providencia, from Monday to Friday, from 09:00 to 14:00 hours.

Newspaper and Publication Date: The publication of the dividend announcement shall be made in the newspaper El Mercurio de Santiago, on January 6, 2027.

Type of Entity: Publicly Held Limited Liability Stock Company.

Dividend per share: In accordance with the provisions of the Circular N° 660 of 1986 of the Financial Market Commission, in number 5.01 of the present form, it is indicated to pay as amount per share a number consisting of five decimal places, approaching the fifth decimal to the nearest integer. However, for the purposes of the accuracy of the calculation of the dividend per share, the exact amount to be paid per share is the amount of USD 0.000844773794581.-

The aforementioned dividend will be paid in Chilean pesos according to the United States official dollar exchange rate published in the Official Gazette on January 15, 2027.

Statement: "The information disclosed in this form is accurate and correct, therefore, I assume the corresponding legal responsibility”.

SIGNATURE OF THE LEGAL REPRESENTATIVE: _________________________________

NAME OF THE LEGAL REPRESENTATIVE: GIANLUCA PALUMBO, CHIEF EXECUTIVE OFFICER.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Gianluca Palumbo
--------------------------------------------------

Title: Chief Executive Officer of Enel Chile S.A.

Date: October 28, 2026